

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2014

Via E-mail
Amy (Yi) Zhang
Chief Executive Officer
Sky Power Holdings Ltd.
Suite 1604, 9 Queen's Road, Central
Hong Kong, Special Administrative Region
People's Republic of China

Re: Sky Power Holdings Ltd.
Amendment No. 1 to Confidential Draft Registration Statement on Form F-1
Submitted June 24, 2014
CIK No. 377-00571

Dear Ms. Zhang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Table of Contents, page i

1. We note your response to comment 4 in our letter dated May 12, 2014. Please revise to disclose that you will update the information in the prospectus as required by law.

Prospectus Summary, page 1

2. We note your response to comment 8 in our letter dated May 12, 2014. Please revise to disclose that you derive all of your income from your affiliates.

Capitalization, page 47

3. We note disclosure that Sky Power Group Ltd. is converting its preferred shares and notes into "its" ordinary shares. If true, please clearly disclose that the conversion is converting the Sky Power Group Ltd. preferred shares and notes into your ordinary shares.

4. Please explain the business purpose for the spin-off of the parent company shares to your shareholders.

Selected Consolidated Financial and Operating Data, page 55

5. We note your response to comment 15 in our letter dated May 12, 2014; however, it is not clear to us if or when you intend to reflect changes to your capital structure that will occur immediately before the IPO in per share disclosures in your filing. We note your intention to revise your financial statements to comply with IAS 33.64; however, we also note your financial statements were authorized for issue on April 14, 2014. Please clarify or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58

Critical Accounting Policies, page 65

Revenue Recognition, page 67

6. We note your response to comment 20 in our letter dated May 12, 2014. Please revise your disclosures to quantify the amount of revenue you recognized during each period presented using the percentage of completion method and clarify there were no contracts for which you were not able to estimate outcomes during the periods presented.

IPP Solar Parks, page 68

7. We note your response to comment 21 in our letter dated May 12, 2014. Due to the significant impairment charge you recorded in 2013 and your potential exposure to future impairments, please revise your filing to disclose the key assumptions you used to determine value in use and sensitivity disclosures related to each key assumption.

8. Please also revise your filing to reconcile the disclosure on page 68 that you define each operational solar park generating electricity income as a cash generating unit for impairment testing with the disclosure in note 22(B) on page F-49 that appears to indicate you regard IPP solar parks "by region" as cash generating units.

Results of Operations, page 73

9. We note your response to comment 24 in our letter dated May 12, 2014. In light of the changes in your operations and the terms and nature of your power purchase agreements, please revise your filing to disclose and discuss the amount of revenues you expect to generate under existing agreements and address the potential risks and uncertainties related to these agreements.

10. We note your responses to comments 25 and 26 in our letter dated May 12, 2014. Please revise your filing to:

    - Disclose and discuss gross profits and gross profit margins by revenue source during each period presented. In this regard, based on disclosures in your financial statements, it appears to us that virtually all gross profits prior to 2013 related to construction services; and
    - Disclose and discuss your expectations regarding administrative expenses. In this regard, we note your disclosure of "the fixed nature" of these expenses; however, in light of the changes in your operations, it appears to us it may be necessary to reduce these expenses prospectively.

Liquidity and Capital Resources, page 76

11. We note your response to comment 28 in our letter dated May 12, 2014. Due to the significance and ageing of your receivables, please revise your filing to disclose the additional information you provided in your response, including the aging of receivables at year-end, amounts collected subsequent to year end, and the status of material receivables.

Description of Share Capital, page 139

12. We note your response to comment 33 in our letter dated May 12, 2014. Please reconcile your disclosure of 45 days under "How do you vote, page 152" with your disclosure of ten days under "Holders of ADSs have fewer rights than shareholders, page 37" and Meetings, page 140". Also, please limit your use of the term "subject to" under the headings "Variation of Rights," "Alteration of Capital," and "Transfer of Shares" since it implies additional rights that are not explained in your description.

Consolidated Financial Statements

Consolidated Statements of Profit or Loss…, page F-3

13. We note the additional information you provided in note 12 in response to comment 36 in our letter dated May 12, 2014. Please also disclose the nature of material expenses included in cost of sales and services. In addition, please consider not presenting

depreciation of property, plant and equipment, amortization of intangible assets and auditor's remuneration separately since they are now included in administrative expenses.

Notes to the Consolidated Financial Statements

14. We note your response to comment 38 in our letter dated May 12, 2014 and appreciate the information you provided; however, it is not clear to us how you determined that if a solar park is not complete it is not a business. Please provide us additional information regarding the steps and timeframes necessary to construct and complete a solar park.

3. Significant Accounting Policies – Revenue Recognition, page F-14

15. We note your response to comment 40 in our letter dated May 12, 2014. In regard to your analysis of whether or not power purchase agreements contain a lease based on the guidance in IFRIC 4, please more fully explain to us how you determined the price the purchaser will pay is fixed per unit of output. Specifically address if your power purchase agreements are subject to inflationary or any other price adjustments and if they contain any potential damage provisions. Also, please address if and how you considered the recent revisions in fixed prices that occurred in Greece in your analysis. Finally, please address if and how you evaluated whether your power purchase agreements are derivatives.

16. We note your response to comment 41 in our letter dated May 12, 2014. In regard to your construction services, please address the following:

- Tell us the general process and timeframe for constructing solar parks, including if permits and modules are always included with construction services.
- When you sell permits and provide construction services, explain to us why or why not the permits are included in your percentage of completion estimates.
- When you sell solar modules and provide construction services, explain to us why or why not the solar modules are included in your percentage of completion estimates.

5. Financial Instruments, page F-28

17. As noted in comment 44 in our letter dated May 12, 2014, it continues to appear to us that the amount you label as "total loans and receivables" should be revised since it also includes restricted cash and cash and cash equivalents. Also, please reconcile the amount related to "trade and other receivables" in note 5 with amounts in note 20.

18. Amount(s) Due From (To) Sky Solar Holdings, page F-42

18. Please further revise your filing to explain why you advanced funds to Sky Solar Holdings in 2013 and disclose the subsequent repayment of the advance, as noted in your response to comment 45 in our letter dated May 12, 2014, here or in MD&A.

20. Trade and Other Receivables, page F-45

19. Please update the status of the deposit on project assets, as noted in your response to comment 46 in our letter dated May 12, 2014, here or in MD&A.

26. Trade and Other Payables, page F-53

20. We note your responses to comments 49 and 50 in our letter dated May 12, 2014; however, it does not appear to us that you have provided all the disclosures required by IAS 37.84 and 85. Please revise your disclosures related to the provision you recorded to disclose: when you recorded it, any changes in the amount you recorded during the period presented, and a brief description of the nature of the litigation.

32. Acquisition of Subsidiaries, page F-61

21. We note your response to comment 53 in our letter dated May 12, 2014; please further explain to us how you determined the amount you recorded related to IPP solar parks, including how the amount you recorded relates to the carrying value of those assets recorded by ChaoriSky Solar. Also, please demonstrate to us how you determined no additional financial statements are required under Rule 3-05 of Regulation S-X.

22. We note your responses to comments 53 and 54 in our letter dated May 12, 2014. In regard to ChaoriSky Solar, please more fully explain to us how you assessed their ability to finance the solar parks you constructed for them as well as the specific facts and circumstances that resulted in such financing not ultimately being available. In addition, based on the significant impact that transactions with ChaoriSky Solar had on your financial statements, it appears to us you should provide disclosures in the forepart of your filing that highlight these transactions including disclosing: the amount of revenue you recognized from ChaoriSky Solar; the amount of cash you actually collected from ChaoriSky Solar related to the revenue you recognized; the amount of assets you repurchased from ChaoriSky Solar to settle amounts due from them; and the facts and circumstances that lead to these transactions.

35. Disposal of Solar Parks Under Development, Other Assets and Discharge of Liabilities Through Disposal of Subsidiaries, page F-66

23. Please revise your filing to clarify where and how the gain on disposal disclosed on page F-67 is reflected in your financial statements or revise this disclosure accordingly.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or, in her absence, Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: <u>Via E-mail</u>
   Shuang Zhao, Esq.